Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
White Springs Agricultural Chemicals, Inc. Savings and
Investment Plan for Collective Bargaining Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

White Springs Agricultural Chemicals, Inc.
Savings and Investment Plan
for Collective Bargaining Employees
Financial Statements as of
December 31, 2010 and 2009, and for the
Year Ended December 31, 2010,
Supplemental Schedule as of December 31, 2010,
and Report of Independent Registered Public Accounting Firm

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
White Springs Agricultural Chemicals, Inc.
Savings and Investment Plan for
Collective Bargaining Employees:
We have audited the accompanying statements of net assets available for benefits of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

Chicago, Illinois
June 17, 2011

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Participant-directed investments — at fair value (Note 3)	$26,207,780	$22,703,662
Receivables:
Notes receivable from participants	1,635,752	1,248,549
Company performance contribution	660,167	395,676
Unsettled trades — net	130,288	16,426

Total receivables	2,426,207	1,660,651

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	28,633,987	24,364,313

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(30,291)	31,035

NET ASSETS AVAILABLE FOR BENEFITS	$28,603,696	$24,395,348

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Company matching contributions	$538,557
Company performance contributions	660,167
Participant contributions	1,417,980

Total contributions	2,616,704

Investment income:
Net appreciation in fair value of investments (Note 3)	4,128,627
Interest and dividends	308,357

Net investment income	4,436,984

Total additions	7,053,688

DEDUCTIONS:
Benefits paid to participants	(2,832,563)
Administrative expenses	(12,777)

Total deductions	(2,845,340)

INCREASE IN NET ASSETS	4,208,348

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,395,348

End of year	$28,603,696

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by White Springs Agricultural Chemicals, Inc. (the “Company”), covering all employees of the Company who are represented by a collective bargaining agreement between the Company and the International Chemical Workers Union Council of the United Food and Commercial Workers Union, Local 784C. The Employee Benefits Committee of PCS Administration (USA), Inc., the Company’s parent, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In October 2009, Potash Corporation of Saskatchewan Inc. (“PCS”), the parent company of the Plan’s sponsor, announced a reduction of personnel at the White Springs, Florida facility. Severance packages were issued to each of those personnel affected (“2009 White Springs Severance Program”). All employees who were eligible to receive plan benefits under the 2009 White Springs Severance Program were fully vested and eligible to receive a 2009 performance contribution, as provided in the Plan. There were no additional Plan enhancements. The reduction did not have any impact on the benefits disclosed in the Plan’s financial statements.

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.

The Plan has an automatic enrollment provision, added March 1, 2010, under which new participants are set up with a 3% pretax deferral, unless they formally waive participation or elect a different participation level.

The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans, which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2010 and 2009 Company performance contributions were 3.0% and 1.5%, respectively, of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) common stock, a selection of mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the employer contributions invested in the Plan’s “default fund” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Effective October 1, 2008, the investment option Legg Mason Value Trust FI Class was no longer available for new contributions. A new investment option, T. Rowe Price Dividend Growth Fund, was added to the Plan as of October 26, 2009. All existing balances in the Legg Mason Value Trust F1 Class were transferred into the T. Rowe Price Dividend Growth Fund on January 4, 2010. The Fidelity Overseas Fund was removed as an investment option effective July 1, 2010, and was replaced by the Harbor International Fund — Institutional Class. Existing balances were transferred from the Fidelity Overseas Fund to the Harbor International Fund — Institutional Class on August 2, 2010. The Fidelity Institutional Short-Intermediate Government Fund and Fidelity Growth Company were added as additional investment options on December 16, 2010.

Vesting — Participants are immediately vested in their own contributions and in the Company Performance Contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in installment payments to the extent permitted by other Plan provisions. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan has a dividend payout program whereby participants may elect to receive as distributions dividends paid on their vested shares of PCS common stock in the PCS stock fund.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $0 and $1,812, respectively. These accounts are used to reduce future employer contributions. Forfeited balances of $10,452 were used to reduce Company contributions during the year ended December 31, 2010.

Plan Amendments — In 2010, the Plan was amended to (1) incorporate provisions for compliance with the requirements of the Heroes Assistance and Relief Tax Act of 2008, (2) consolidate and clarify the provisions addressing the direct rollover of distributions from the Plan, (3) provide for the automatic enrollment of new hires and rehires, and (4) reflect certain clarifying changes to the Plan.

In 2009, the Plan was amended to comply with the Final Code Section 415 Regulations, the Pension Protection Act of 2006, and subsequent laws and regulations. An amendment was made to memorialize the terms of the 2009 White Springs Severance Program. This amendment (1) identified participants who are covered under the Plan and the various dates of coverage, (2) fully vested any participant who accepts the severance package, (3) defined eligibility for a 2009 performance contribution and (4) clarified how severance pay or additional compensation would be considered in determining any type of contributions or benefits under the Plan for participants who qualified for this program. Loan provisions under the Plan were amended to allow participants to continue to make loan repayments after they are no longer actively employed.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS Common Stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon, less withdrawals.

In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.82% and 1.53% at December 31, 2010 and 2009, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2010, was 2.25%.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2010 and 2009.

New Accounting Guidance — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for the Plan’s year ended December 31, 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for the Plan’s year ending December 31, 2011. The Plan has adopted the provisions of ASU No. 2010-06 relating to Levels 1 and 2 disclosures for the year ended December 31, 2010 and will adopt the provisions relating to Level 3 for the year ending December 31, 2011. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for the Plan’s year ended December 31, 2010. This guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance during 2010 and reclassified participant loans, in the amount of $1,248,549 as of

December 31, 2009, from plan investments to a component of receivables in the statements of net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are marked with an asterisk as follows::

	2010		2009
Fixed income and bond funds:
Fidelity Managed Income Portfolio II	$3,067,660	*	$2,470,182	*
Fidelity Retirement Money Market Portfolio	2,392,191	*	1,870,872	*
Fidelity Institutional Short-Intermediate Govt Fund	40,051
Fidelity U.S. Government Reserves Fund			3

Equity funds:
Davis NY Venture A	66,942		59,037
Harbor International Fund — Investor Class	428,140
T. Rowe Price Dividend Growth Fund	1,575,831	*	11,940
Legg Mason Value Trust FI Class			1,574,274	*
ABF Large Cap Value Inst	47,353		23,172
Fidelity Puritan Fund	2,648,813	*	2,468,225	*
Fidelity OTC Portfolio	3,948,834	*	3,541,198	*
Fidelity Overseas Fund			454,245
Fidelity Mid-Cap Stock Fund	668,289		429,264
Fidelity Small Cap Stock Fund	352,884		230,013
Fidelity Freedom Income	16,555		121,228
Fidelity Freedom 2000	5,428		5,839
Fidelity Freedom 2005	3,750		2,662
Fidelity Freedom 2010	56,576		48,086
Fidelity Freedom 2015	348,738		222,016
Fidelity Freedom 2020	494,798		348,419
Fidelity Freedom 2025	200,477		156,993
Fidelity Freedom 2030	107,004		102,204
Fidelity Freedom 2035	52,409		49,145
Fidelity Freedom 2040	100,215		74,430
Fidelity Freedom 2045	58,252		42,258
Fidelity Freedom 2050	69,172		61,527
Fidelity Spartan U.S. Equity Index Fund	3,283,457	*	2,866,028	*
PCS common stock	6,172,137	*	5,468,995	*
PCS stock purchase account	1,824		1,407

Total	$26,207,780		$22,703,662

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed income and bond funds:
Fidelity Institutional Short-Intermediate Govt Fund	$42
Fidelity U.S. Government Reserves Fund	(3)

Equity funds:
Davis NY Venture A	6,381
Harbor International Fund — Investor Class	37,280
T. Rowe Price Dividend Growth Fund	143,739
Legg Mason Value Trust FI Class	30,289
ABF Large Cap Value Inst	5,349
Fidelity Spartan U.S. Equity Index Fund	357,574
Fidelity Puritan Fund	269,477
Fidelity OTC Portfolio	659,418
Fidelity Overseas Fund	(21,085)
Fidelity Mid-Cap Stock Fund	121,839
Fidelity Small Cap Stock Fund	64,188
Fidelity Freedom Income	6,295
Fidelity Freedom 2000	288
Fidelity Freedom 2005	246
Fidelity Freedom 2010	4,441
Fidelity Freedom 2015	19,980
Fidelity Freedom 2020	42,497
Fidelity Freedom 2025	18,804
Fidelity Freedom 2030	9,873
Fidelity Freedom 2035	6,045
Fidelity Freedom 2040	10,008
Fidelity Freedom 2045	5,392
Fidelity Freedom 2050	9,005
PCS common stock	2,321,265

Net appreciation of investments	$4,128,627

The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a commingled pool managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held approximately 39,864 and 50,405 shares, respectively, of PCS common stock, with a cost basis of $4,705,711 and $5,560,067, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $19,711.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common stock — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds — The fair values of participation units in stable value funds are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010 and 2009.

	at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
PCS common stock	$6,172,137	$—	$—	$6,172,137
Mutual funds:
Balanced funds	4,162,187			4,162,187
Large cap equity funds	8,922,417			8,922,417
Mid cap equity funds	668,289			668,289
Small cap equity funds	352,884			352,884
International equity funds	428,140			428,140
Bond fund	40,051			40,051
Short term funds	2,394,015			2,394,015
Stable value fund		3,067,660		3,067,660

Total investment assets — at fair value	$23,140,120	$3,067,660	$—	$26,207,780

	Investment Assets
	at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
PCS common stock	$5,468,995	$—	$—	$5,468,995
Mutual funds:
Balanced funds	3,703,032			3,703,032
Large cap equity funds	8,075,649			8,075,649
Mid cap equity funds	429,264			429,264
Small cap equity funds	230,013			230,013
International equity funds	454,245			454,245
Short term funds	1,872,282			1,872,282
Stable value fund		2,470,182		2,470,182

Total investment assets — at fair value	$20,233,480	$2,470,182	$—	$22,703,662

7. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC regulations. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the financial statements as of December 31, 2010 and 2009, to the Form 5500:

	2010	2009
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$28,603,696	$24,395,348
Company performance contribution receivable	(660,167)	(395,676)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	30,291	(31,035)

Net assets available for benefits per the Form 5500	$27,973,820	$23,968,637

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$4,208,348
Increase in Company performance contribution receivable	(264,491)
Net change in adjustment from fair value to contract value	61,326

Changes in net assets available for benefits per the Form 5500	$4,005,183

* * * * * *

SUPPLEMENTAL SCHEDULE

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Description of Investment, Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A		$66,942
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		47,353
	Harbor International	Institutional Class		428,140
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund		1,575,831
*	Fidelity Management Trust Company	Puritan Fund		2,648,813
*	Fidelity Management Trust Company	OTC Portfolio		3,948,834
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		668,289
*	Fidelity Management Trust Company	Small Cap Stock Fund		352,884
*	Fidelity Management Trust Company	Freedom Income		16,555
*	Fidelity Management Trust Company	Freedom 2000		5,428
*	Fidelity Management Trust Company	Freedom 2005		3,750
*	Fidelity Management Trust Company	Freedom 2010		56,576
*	Fidelity Management Trust Company	Freedom 2015		348,738
*	Fidelity Management Trust Company	Freedom 2020		494,798
*	Fidelity Management Trust Company	Freedom 2025		200,477
*	Fidelity Management Trust Company	Freedom 2030		107,004
*	Fidelity Management Trust Company	Freedom 2035		52,409
*	Fidelity Management Trust Company	Freedom 2040		100,215
*	Fidelity Management Trust Company	Freedom 2045		58,252
*	Fidelity Management Trust Company	Freedom 2050		69,172
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		2,392,191
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		3,283,457
*	Fidelity Management Trust Company	Institutional Short-Intermediate Govt Fund		40,051
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		3,067,660
*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock 39,863.959 shares		6,172,137
*	PCS STOCK PURCHASE ACCOUNT	Money Market	$1,824	1,824

	PARTICIPANT-DIRECTED INVESTMENTS			26,207,780

*	PARTICIPANT LOANS	Due 2011 through 2021; interest rates ranging from 3.5% to 7.0%		1,635,752

	TOTAL ASSETS HELD FOR INVESTMENT			$27,843,532

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (Name of Plan)

Date: June 17, 2011	/s/ David R. Haverick
	Name:	David R. Haverick
	Title:	Senior Director, Corporate Benefits and HR Finance
PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP